Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

On February 14, 2013, this letter was distributed to community leaders in the New York and New Jersey areas.

Dear Name,

It gives me great pleasure to share some exciting news about our company. American Airlines and US Airways have announced that the two companies have agreed to combine to create the new American Airlines – a premier global carrier.

The combined airline – which will retain the iconic American Airlines brand – will have the scale, breadth and capabilities to compete more effectively and profitably in both the domestic and international marketplaces. Together, we can deliver great benefits to our customers, by joining complementary flight networks, increasing efficiency and providing more travel options.

The company will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix, where US Airways is currently headquartered. New York and the other eight hubs now operated by American Airlines and US Airways will be maintained following the merger; thereby providing our customers access to more choices and better service across the combined company’s larger network and through the oneworld® Alliance.

The new American Airlines will strengthen communities nationwide through new travel and job opportunities. American Airlines and US Airways serve more than 187 million passengers a year and employ more than 100,000 people. The combined airline will offer more than 6,700 daily flights to 336 destinations in 56 countries. Across New York and New Jersey, the combined airline will serve 14 locations—New York City (JFK and LaGuardia), Newark, Buffalo, Albany, Rochester, Syracuse, Islip, Binghamton, Newburgh, Watertown, Westchester, Elmira and Ithaca. The combined network will offer improved service through more than 400 daily departures from New York and New Jersey, with nonstop flights to 57 destinations around the world.

Employees of the combined airline, including the more than 8,500 in New York and New Jersey, will also benefit from being a part of a company with a stable financial foundation and a stronger ability to invest in future growth. Unions representing US Airways pilots and flight attendants have partnered with their American counterparts on protocols that will govern the process to reach single collective bargaining agreements expeditiously. The combined airline creates a path for employees to receive improved compensation and benefits and enjoy greater opportunities in the long term.

In terms of next steps, the combination must be approved by the U.S. Bankruptcy Court for the Southern District of New York, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. Until the merger is complete, American Airlines and US Airways will remain independent, and it will be business as usual at both airlines.

We will keep you posted as we move forward. I invite you to visit www.NewAmericanArriving.com to keep up with our progress as we anticipate the arrival of the new American.

If you have any questions or concerns regarding the merger, please do not hesitate to contact me at (212) 863-3794 or tim.ahern@aa.com.

Sincerely,

Tim Ahern

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.